1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM
morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
sacramento, san diego,
denver, northern virginia,
washington, d.c.

tokyo, london, berlin, brussels,
beijing, shanghai, hong kong,
singapore

January 15, 2014		Writer’s Direct Contact 212.468.8179 apinedo@mofo.com

Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Vaulted Gold Bullion Trust
Draft Registration Statement on Form S-1
CIK No. 0001593812

Dear Mr. Dang:

On behalf of our clients, the Bank of Montreal and the Vaulted Gold Bullion Trust (the “Trust”), we are concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced registration statement (the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on January 6, 2014.  Below, we identify in bold the SEC Staff’s comment and note in regular type our response.  Page number references in our responses refer to the draft registration statement confidentially submitted with the Commission on December 10, 2013.

General

1.
Please revise the cover page of the registration statement to indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  In addition, please remove the check box that references Rule 434.

We have revised to indicate that the Trust is a non-accelerated filer.  The cover page has been revised to remove the reference to Rule 434.

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission
January 15, 2014
Page Two

Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

To date, there have been no test-the-waters communications or materials, nor has any research been written.  To the extent that any test the waters materials are used, these will be furnished to the SEC Staff.  We do not anticipate any research.

3.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

We do not intend to use any graphics, maps, etc.

4.	To the extent you intend to use a fact sheet, please provide us with a copy for our review.

We will provide the SEC Staff with a fact sheet draft as soon as it is produced.

5.
It appears that a number of Item requirements of Form S-1 are omitted from this registration statement.  For example only, it does not appear that you have provided disclosure for Items 303, 401, 402 and other parts of Regulation S-K.  Please provide the requested Items or tell us why the omitted Items are not applicable to you.

The Trust has not commenced operations and will not commence operations until the effectiveness of the registration statement when the Trust will offer the receipts.  As a result, we have not included the Management’s Discussion and Analysis of Financial Condition and Results of Operations required by Item 303.

The Trust will not have any directors, officers or employees.  As a result, we omitted the discussion of executive officers and directors and executive compensation.  The Trust is an instrumentality solely in existence for the purpose of issuing the receipts, which are custodial receipts.  As discussed with the Staff of the Office of Capital Markets Trends prior to the confidential submission of the registration statement, we are following the approach used in connection with other custodial receipt programs, such as the Merrill Lynch HOLDRs.

Securities and Exchange Commission
January 15, 2014
Page Three

6.	Please include the required audited financial statements in your amended filing in accordance with Item 11(e) of Form S-1.

The Trust has not commenced operations and has no assets or liabilities.  As a result, we have not included financial statements.

7.	In your amended filing, please revise to comply with Item 11(h) of Form S-1.

As we note in response 5 above, the Trust has not commenced operations and will not commence operations until the effectiveness of the registration statement when the Trust will offer the receipts.  As a result, we have not included the Management’s Discussion and Analysis of Financial Condition and Results of Operations required by Item 303.

8.	We note that the redemption of receipts may be suspended for any reason. As you have not yet submitted your exhibits, please tell if the redemption aspect of the receipts is a term of the security.

The ability to exchange or “redeem” a receipt for gold bullion is provided for in the depositary agreement.

Prospectus Cover Page

9.	Please clarify how the Bank of Montreal will “determine” the price in its discretion if such price “will equal” the spot price in the U.S. dollar intrabank market plus a sales fee.

We have revised the Prospectus Cover Page to indicate that the price will be based on the spot price. Bank of Montreal will rely on multi-contributor systems, such as Reuters, Bloomberg, and Electronic Brokering Services as primary sources to determine the prevailing interbank spot price of gold.

10.
Please clarify where an investor could find the current price per receipt after your initial sale.  Also, in the appropriate section, please describe where an investor would be able to review the U.S. dollar interbank spot price that will be used as a basis for your price.

The US dollar interbank spot price is readily available through the Internet.  In addition, as we note on page 38, BMO will maintain a website and it will provide information on the US dollar interbank spot price on that site.

Securities and Exchange Commission
January 15, 2014
Page Four

11.	Please revise this page to include an explanation of your distribution arrangement with BMO Capital Markets Corp. We note your disclosure on page 49. Refer to Item 501(b)(8) of Regulation S-K.

We have revised the Plan of Distribution section.

Prospectus Summary, page 4

12.
You indicate that you will “hold a fixed quantity” and that you purchase a “fixed quantity” with the offering proceeds.  Please tell us how those quantities are fixed if they will fluctuate as receipts are exchanged and sold.

We have revised the disclosure to clarify this.

Trustee and Trust Offices, page 6

13.	Please revise your disclosure to include the complete mailing address and telephone number of the trust. Refer to Item 503(b) of Regulation S-K.

We have revised the disclosure to provide the mailing address and a telephone number for the Trust.

Highlights of Gold Deposit Receipts, page 7

14.
Please balance your disclosure in the Rights relating to Gold Deposit Receipts section with disclosure pertaining to the significant limitations on the rights.  For example, please include an affirmative statement that the Bank of Montreal will be under no obligation to repurchase gold bullion from receipt-holders and that the receipts have no voting or distribution rights.  We note your disclosure to this effect on pages 33 and 38.

We have revised the disclosure to provide a more balanced presentation.

Risk Factors, page 13

15.	Please revise the subheading of one of your two risk factors discussing the possible suspension of redemptions to highlight the illiquid nature of your receipts.

We have revised the subheadings.

Securities and Exchange Commission
January 15, 2014
Page Five

16.
Please revise to include risk factor disclosure, if true, relating to both the trust’s lack of an operating history and Bank of Montreal’s lack of experience in serving as an initial depositor for similar investment vehicles.

We have added a risk factor to address that the Trust has no operating history and that Bank of Montreal has limited history operating as an initial depositor for similar vehicles.

Bank of Montreal, the Mint and service providers. . . page 17

17.
We note your disclosure that holders cannot be assured that Bank of Montreal or the Mint will maintain insurance with respect to the trust’s gold bullion.  Please clarify whether the trust’s gold bullion will be insured and by whom.

We have revised the disclosure to indicate that the Mint will maintain insurance with respect to the Gold Bullion.

The fees charged to holders may change, page 19

18.	Please expand upon your disclosure in this risk factor, or elsewhere, to address the risks that fees other than those associated with the redemption of the receipts, if any, may change.

We have reviewed the risk factors and re-ordered the risks in order to group all of the risks related to redemption together, which we believe will provide the reader with a better understanding of the process.  We believe that we have adequate disclosure regarding the fees.

About the Trust, page 22

19.	Please revise your disclosure on page 23 to accurately disclose the file number for Bank of Montreal’s annual reports filed with us: 001-13354.

We have added the file number.

20.	Please expand upon your disclosure here or elsewhere to discuss the competition you will face from similar financial vehicles. Refer to Item 101(h)(4) of Regulation S-K.

We have added to disclosure throughout to address possible competition.

Relationship Among the Parties, page 23

Securities and Exchange Commission
January 15, 2014
Page Six

21.
Please revise your illustration on page 24 to disclose BMO Capital Markets Corp.’s relationship to the other entities.  Please also describe the potential conflicts of interest, if any, among the various entities.

We have revised the illustration.

The Gold Industry, page 26

22.
Please provide us with support for the quantitative and qualitative business and industry data used here and elsewhere in the registration statement.  Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.  Please also highlight the specific portions that you are relying upon so that we can reference them easily.  In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

We have sent this information to you in paper form.  We confirm that none of the data was prepared for or commissioned by the registrant or any affiliate.

Custody of the Gold Bullion, page 34

23.	Please clarify that the Gold Storage Agreement is governed by Canadian law, if true, and tell us if the agreement should be filed as an exhibit.

We have revised the disclosure to confirm that the Gold Storage Agreement is governed by the laws of Canada.  We do not believe that the agreement would be required to be filed as an exhibit.  We would be pleased to discuss with the Staff.

24.
Please expand upon your disclosure to provide an overview of the controls you have in place to ensure the safety of the gold bullion.  For example, please disclose which entity will be responsible for verifying the amount of the gold bullion held in the account and how often such verifications will occur.  In addition, please disclose whether your auditor will audit the assets of the trust in accordance with PCAOB standards.

We have revised the disclosure to indicate that Bank of Montreal intends to engage an external auditor to audit Gold Bullion at the Mint. This will be conducted in accordance with PCAOB standards.

Securities and Exchange Commission
January 15, 2014
Page Seven

Physical Delivery, page 35

25.
We note your disclosure that Bank of Montreal may engage a third party to supply and deliver the gold bullion to be delivered to a redeeming holder.  Please expand upon your disclosure to explain whether such gold will meet the same quality specifications as the gold held by the trust and whether you have controls in place to ensure the quality.

We have revised the disclosure to indicate that we currently have in place a contract with a third-party service carrier to supply and deliver the Gold Bullion.

26.	Please revise to disclose the current list of delivery states.

We have added a list of current delivery states.

Sale of Cash, page 36

27.
We note your disclosure that the price at which Bank of Montreal will repurchase the gold will be based on the market price of the gold bullion.  Please identify which market for gold that Bank of Montreal will use to determine this bid price for repurchasing gold.

As we note in response 9 above, we have revised the disclosure to indicate that the market price will be based on the spot price. Bank of Montreal will rely on multi-contributor systems, such as Reuters, Bloomberg, and Electronic Brokering Services as primary sources to determine the prevailing interbank spot price of gold.

Trust Expenses, page 38

28.
We note that Bank of Montreal will bear certain expenses of the trust.  Since the listed items include “any expenses or liabilities,” please clarify if there are trust expenses that are not borne by Bank of Montreal or reimbursed by the trust.

We have revised the disclosure to make clear that Bank of Montreal will bear all Trust expenses.

Termination of the Trust, page 41

29.
We note your disclosure that if a termination event occurs, the trustee will distribute the gold bullion to holders.  Please reconcile this with your disclosure on page 15 that in the event of liquidation, the trust’s gold bullion will be sold and the proceeds will be given to the receipt-holders.  In addition, please provide an overview of the rights of the holders in the event of the liquidation of the trust.

Securities and Exchange Commission
January 15, 2014
Page Eight

We have revised the disclosure here and in the Summary of Gold Deposit Receipts section to reconcile with the disclosure on page 15. In the event of a termination, the Trust’s Gold Bullion with be sold and proceeds will be distributed to holders.

Where You Can Find More Information, page 50

30.	Please revise your disclosure to state whether you will provide an annual report to receipt-holders, and to include all of the information required by Item 101(h)(5) of Regulation S-K.

We would like to discuss with the Staff the ongoing reporting requirements that will be applicable to the Trust.

Item 17, Undertakings, page II-2

31.	We note that part of the undertaking set forth at Item 512(h) of Regulation S-K is included on page II-2. Please provide the complete paragraph requested by 512(h) or advise.

We have revised the undertakings.

Index to Exhibits, page II-8

32.
Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.  The drafts should be filed as EDGAR correspondence.  In addition, we note the exhibit list includes “form of” agreements.  Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

We are providing draft copies of the legal opinions for the Staff’s review.  Final executed copies of all agreements will be filed prior to effectiveness.

Securities and Exchange Commission
January 15, 2014
Page Nine

We appreciate in advance your time and attention to this amendment, as well as to our comment responses.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo